December 4, 2015

Ms. Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Wave Systems Corp. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 000-24752)

Dear Ms. Mills-Apenteng:

On behalf of Wave Systems Corp. (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 25, 2015 (the “Proxy Statement”), contained in your letter dated December 3, 2015 to William M. Solms, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 1 to the Proxy Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.
General

1.
Comment: We note that this proposal seeks to effect a reverse stock split of both Class A and Class B common stock. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as a separate proposal and include a revised form of proxy that allows shareholders to vote separately on each proposal. Note that to the extent approval of one proposal is contingent on the approval of another proposal, this should be clearly disclosed both in the proxy statement and in the form of proxy.

Response: The Company has revised the Proxy Statement on page 8 to present the reverse stock split of the Company’s Class A common stock and Class B common stock as a separate proposals. The Company has also revised the form of proxy to allow shareholders to vote separately on each proposal. We have also revised the Proxy Statement and the form of proxy to reflect that the implementation of Proposal 1 and Proposal 2 is contingent on the approval of the Proposal 2 and Proposal 1, respectively.

2.
Comment: We note your disclosure that the number of authorized but unissued shares of Class A and Class B common stock would increase as a result of the reverse stock split, if approved. In your response letter, please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A or Class B common stock for any purpose, including future acquisitions and/or financings. If not, please revise your disclosure to state that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of Class A or Class B common stock.

Response: The Company does not have presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A or Class B common stock for any purpose, including future acquisitions and/or financings. The Company has also revised the Proxy Statement on page [__] to state that it has no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of Class A common stock or Class B common stock of the Company.
In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 or the undersigned at (212) 728-8274 with any further questions or comments.
Very truly yours,
/s/ David B. Cosgrove
David B. Cosgrove
Enclosures
cc:    William M. Solms, President and Chief Executive Officer
Sean M. Ewen, Esq.